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                                                                       EXHIBIT N
                                                                      ----------
                              ASSIGNMENT AGREEMENT
                              --------------------

                  THIS ASSIGNMENT AGREEMENT (this "Agreement"), dated as of November 1, 1993, by and between UNIQUE MOBILITY, INC., a Colorado corporation ("Unique"), and ALCAN INTERNATIONAL LIMITED, a Canadian corporation ("Alcanint"), supersedes in its entirety that certain License Agreement, dated June 20, 1988, by and between Unique and Alcanint (the "Prior Agreement").

                  In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto, upon the terms and subject to the conditions contained herein, hereby agree as follows:

SECTION 1.  DEFINITIONS
            -----------

                  For purposes of this Agreement:

                  1.1 AFFILIATE. "Affiliate" shall mean any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this Agreement, the term "control" shall mean the power through equity ownership, contract, or otherwise to direct the affairs of another Person. For purposes of this Agreement, Alcanint shall not be deemed to be an Affiliate of Unique.



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                  1.2 AGREEMENT. "Agreement" shall mean this Agreement as
originally executed or as further amended, modified, supplemented, or restated from time to time.

                  1.3 ALCANINT TECHNOLOGY. "Alcanint Technology" shall mean all Technology developed by or on behalf of Alcanint on or prior to the date hereof for the expressed benefit of Unique or its Affiliates pursuant to written contracts between Alcanint (or its Affiliates) and Unique (or its Affiliates).

                  1.4 PATENT EXPENSES. "Patent Expenses" shall have the meaning set forth in Section 5.1 hereof.

                  1.5 PATENTS. "Patents" means all currently existing and future, domestic and foreign patents and patent applications owned in whole or in part or utilized by Unique that disclose and claim Technology related to permanent magnet motors and the controllers for permanent magnet motors, including, without limitation: (i) United States Patent Number 5,004,944 titled "Lightweight High Power Electromagnetic Transducer" and a continuation of such patent filed October 11, 1990, under serial number 596371, (ii) United States Patent Number 5,107,151 titled "Improved Switching Circuit Employing Electronic Device in Series with an Inductor to Avoid Communication Breakdown" and continuation of such patent filed November 19, 1991, under serial number 794679,
(iii) United States Patent Number 4,216,839 issued August 12, 1980 titled "Electricity Powered Motor Vehicle," and (iv) United States Patent Application Number 937,311

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filed September 1, 1992, titled "Stator and Method of constructing same for High
Power Density Electric Motors and Generators," and, with respect to all such patents and patent applications, all related continuation, continuation-in-part or divisional applications, corresponding domestic and foreign applications and domestic and foreign patents issuing therefrom, and all revisions, reapplications and reissues thereof, whether now or hereafter existing.

                  1.6 PERSON. "Person" shall mean any natural person, individual, corporation, partnership, firm, joint venture, business association, governmental authority or any entity or enterprise.

                  1.7 TERM. "Term" has the meaning set forth in Section 6.1 hereof.

                  1.8 TECHNOLOGY. "Technology" shall mean all of the right, title and interest of Unique and its Affiliates in and to all of the inventions, trademarks, patents, trade names, copyrights, know-how, intellectual property, software, shop rights, licenses, developments, research data, designs, technology, discoveries, trade secrets, test procedures, processes, formulas and other confidential information and other similar intangible property rights, whether or not patentable (or otherwise subject to legally enforceable restrictions or protections against unauthorized third party use), and any and all applications for, and extensions, divisions and reissuances of any of the foregoing, and rights therein, owned by or

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otherwise employed in or related to Unique and its Affiliates or to the respective businesses conducted thereby, but only insofar as such technology is related to permanent magnet motors and the controllers for permanent magnet motors.

SECTION 2.  ASSIGNMENT BY ALCANINT
            ----------------------

                  2.1 ASSIGNMENT. For good and valuable consideration, Alcanint hereby sells, transfers, conveys, assigns and delivers to Unique all of its right, title and interest in and to all of the Alcanint Technology, and Unique hereby assumes and agrees to pay, perform and discharge as and when due any and all liabilities and obligations arising out of or with respect to the Alcanint Technology, whether known or unknown, accrued or to accrue.

                  2.2 RIGHT OF FIRST REFUSAL. Unique shall have the right to license the Technology, including without limitation the Alcanint Technology assigned to Unique hereunder, to any Person; PROVIDED, HOWEVER, that in the event that Unique shall enter into an agreement to effect an assignment (rather than a license) of any Technology to any Person, prior to consummating such an assignment Unique shall first offer to Alcanint a right of first refusal to purchase such Technology on the terms and conditions set forth below. Upon reaching an agreement to assign any Technology, Unique shall provide Alcanint with written notice of such agreement, including a detailed description of the parties to the proposed transfer and the material terms thereof. During the 30 day period following receipt of such

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notice, Alcanint shall have the right, upon written notice to Unique, to purchase the Technology subject to the proposed transfer, on the terms and conditions set forth in the written notice provided by Unique. In the event that Alcanint does not exercise its right of first refusal hereunder during the 30 day period following delivery of notice by Unique, Unique may, during the 90 day period thereafter, assign such Technology on the terms and conditions set forth in the written notice provided to Alcanint; PROVIDED, HOWEVER, that such transferee shall first enter into an agreement, in form and substance satisfactory to Alcanint, agreeing to pay to Alcanint royalties on the same terms and conditions as royalties are payable by Unique hereunder. If such transfer of Technology is not completed during such 90 day period, any further assignment thereof shall again be subject in all respects to the provisions set forth in this Section 2.2.

                  2.3 ROYALTIES. In consideration of the assignment granted in
Section 2.1, Unique shall pay to Alcanint royalties based upon revenues received by Unique and its Affiliates arising out of: (a) use of the processes included in, and manufacture, use and sale of equipment and products embodying, the Technology by Unique or its Affiliates and (b) use of processes included in, and manufacture, use and sale of equipment and products embodying, the Technology by Persons other than Unique or its Affiliates, in each case in

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accordance with the rates set forth on SCHEDULE A hereto (subject to the offset for Patent Expenses pursuant to Section 4.2 hereof).

SECTION 3.  ROYALTIES; ACCOUNTS AND DOCUMENTATION
            -------------------------------------

                  3.1 PAYMENT OF ROYALTIES. With respect to each calendar quarter during the Term hereof, Unique shall prepare and deliver to Alcanint, on or prior to the next January 31, April 30, July 31 and October 31, a statement of royalties due hereunder with respect to the immediately preceding calendar quarter, in such detail as to provide Alcanint with a reasonably specific understanding of the calculation thereof and basis therefor, and in the event of a deduction by Unique of Patent Expenses pursuant to Section 4.2 hereof, a detailed description of the nature, timing and amount of total Patent Expenses incurred in such period and the calculation of the portion of the Patent Expenses (including any carry forward thereof) to be deducted from such royalty payment. Subject to Section 4.2 hereof, Unique shall deliver payment of such royalties, in United States dollars, to Alcanint or other Person designated by Alcanint concurrently with such statement.

                  3.2 RETENTION OF RECORDS. Unique shall keep at its principal places of business detailed and separate accounts and records showing the calculation of royalties due hereunder and the basis therefor and detailed and separate accounts and records showing the calculation of total Patent Expenses and the portion thereof to be deducted from the payment of royalties hereunder.

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Such records shall be in a form which allows for fast and accurate checks to be made by Alcanint and its agents and shall be supported by all relevant vouchers, invoices, work orders, delivery notes, receipts and other documentation.

                  3.3 RIGHT TO INSPECT RECORDS. Alcanint, at its own expense, shall have the right at all reasonable times during business hours, upon reasonable notice, to inspect and audit the accounts and records of Unique, and all other relevant documentation, relating to the calculation of royalties due hereunder and relating to the calculation of any Patent Expenses deducted therefrom. Alcanint's representatives shall be entitled to make copies of or extracts from any of the foregoing.

SECTION 4.  PATENT MAINTENANCE
            ------------------

                  4.1 MAINTENANCE OF PATENTS; APPLICATION AND RENEWAL FEES. Unique shall at all times do all such acts and things as may be necessary or appropriate to diligently prosecute (no further than final rejection by the applicable Patent Office) in the United States, Canada and the European Patent Office countries such patent applications regarding the currently existing and future Technology as may be mutually agreeable to Unique and Alcanint, and corresponding patent applications in such other countries as may be agreed upon by the parties, and shall use its best efforts to obtain and maintain currently existing and any future Patents and Patent applications in the United States, Canada, the European Patent

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Office countries and such other countries. In the event that Unique fails to fulfill any of its obligations pursuant to this Section 4.1, Alcanint shall have the right to carry out the same (and Unique shall cooperate with Alcanint in so doing) without waiving any of its rights or remedies against Unique with respect to Unique's nonperformance.

                  4.2 PAYMENT OF PATENT EXPENSES/OFFSET OF ROYALTY PAYMENTS. For so long as Alcanint and its Affiliates own at least five percent of the issued and outstanding common stock, par value $.01 per share, of Unique (assuming the conversion or exercise of all securities convertible into or exercisable or exchangeable for such common stock), Alcanint shall be obligated to fund up to one-half of the patent expenses incurred in connection with (i) all application and renewal fees with respect to such patents and such patent applications related to Technology and (ii) reasonable attorneys fees related thereto ("Patent Expenses"), subject to the limitations set forth below. Unique shall be entitled to deduct from the royalty payments payable to Alcanint pursuant to
Section 3.1 hereof up to one-half of the Patent Expenses incurred by Unique during the calendar quarter for which such royalty payment is due and payable. In no event shall Alcanint be obligated to pay Unique for any Patent Expenses incurred during a calendar quarter in which Alcanint's ownership of Unique common stock falls below the threshold amount set forth above or for any Patent Expenses to the

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extent that Patent Expenses for any calendar quarter exceed the royalties payable to Alcanint for such calendar quarter; PROVIDED, HOWEVER, that Unique may carry forward such excess amount to any future calendar quarter of the same calendar year.

SECTION 5.  INFRINGEMENTS; THIRD PARTY CLAIMS
            ---------------------------------

                  Each party hereto shall notify the other party hereto immediately upon becoming aware of (i) an infringement or threatened infringement by third parties of Technology or (ii) any commencement of or threat to commence any legal action by a third party on the ground that Technology or the use thereof infringes any intellectual property rights of such third party. Unique shall have the right in the first instance, but not the obligation, to bring legal action against any Person infringing or threatening to infringe Technology. In the event that Unique elects not to do so, Alcan shall have the right to do so, at its expense. The party bringing legal action pursuant to the preceding provisions shall have the right to retain any resulting awards, subject to the payment of royalties and payments then due and owing to the other party as agreed herein.

SECTION 6.  TERM OF AGREEMENT
            -----------------

                  6.1 TERM. The term of this Agreement (the "Term") shall begin on the date of this Agreement and shall continue until all Patents issued or applied for, and claiming priority to a filing date, prior to December 31, 1992 have lapsed, expired or otherwise terminated.

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SECTION 7.  MISCELLANEOUS
            -------------

                  7.1 NO PARTNERSHIP OR JOINT VENTURE. Nothing being contained shall be construed as creating a partnership or joint venture or any other relationship between the parties other than that of assignee and assignor, and neither party shall have power or right to incur any obligations on behalf of, or to pledge the credit of, the other in any manner whatsoever.

                  7.2 AMENDMENT. Neither this Agreement nor any term hereof may be amended, changed or modified in any manner except by an instrument in writing which refers to this Agreement executed by both parties hereto.

                  7.3 WAIVER. No waiver by either party of any breach of or failure to comply with, or failure to enforce at any time, any of the provisions of this Agreement shall be construed as or constitute a continuing waiver of such provision, or a waiver of any other breach of, or failure to comply with, any other provision of this Agreement, nor shall it in any way affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every provision of this Agreement.

                  7.4 NOTICES. All notices, requests, consents, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing, shall be personally delivered or sent by certified mail and shall be deemed to have been duly given when received.

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                  Communications to Unique shall be delivered to:

                           Unique Mobility, Inc.
                           425 Corporate Circle
                           Golden, Colorado  80401
                           Attention:  Ray A. Geddes, Chairman

                  with a copy to:

                           Stevens, Miller, Davis & Mosher
                           515 North Washington Street
                           Alexandria, Virginia 22313-2027
                           Attention: William A. Knoeller

                  Communications to Alcanint shall be delivered to:

                           Alcan International Limited
                           1188 Sherbrooke Street West
                           Montreal, Quebec
                           Canada  H3A 3G2
                           Attention:  Secretary

                  with a copy to:

                           Sanford Yosowitz, Esq.
                           Vice President, General Counsel and Secretary Alcan Aluminum Corporation
                           100 Erieview Plaza, 29th Floor
                           Cleveland, Ohio 44114.

                  Any party hereto may change its address for purposes of this
Section 7.4 by delivering notice thereof in the manner provided in this Section 7.4.

                  7.5 GOVERNING LAW. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York, without giving effect to the choice of law provisions thereof.

                  7.6 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and the

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successors and permitted assigns of the parties hereto; PROVIDED, HOWEVER, that no rights, obligations or liabilities hereunder shall be assignable by either party hereto without the consent of the other party hereto, except that either party may assign any of its rights, obligations or liabilities to any of its Affiliates provided that such assigning party shall remain liable hereunder.

                  7.7 SCHEDULES. The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

                  7.8 EXECUTION IN COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

                  7.9 TITLES AND HEADINGS. Titles and headings herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

                  7.10 EXPENSES. Except as expressly provided herein, each party hereto shall bear its own costs, fees and expenses incident to the transactions contemplated hereby.

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                  IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute this Agreement as of the day and year first above written.

                                          UNIQUE MOBILITY, INC.

                                          By: /s/ Ray A. Geddes
                                              ----------------------------
                                          Title: Chairman
                                                 -------------------------

                                          ALCAN INTERNATIONAL LIMITED

                                          By:
                                              ----------------------------
                                             Title:
                                                   -----------------------
                                          And:
                                              ----------------------------
                                             Title:
                                                   -----------------------

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                                   SCHEDULE A
                                   ----------

                                ROYALTY PAYMENTS
                                ----------------

1. To the extent that royalties are payable pursuant to the terms of this Agreement, Unique shall pay to Alcanint such royalties at the following rates with respect to the Technology:

         (a) Use of processes included in, and manufacture, use and sale of equipment and products embodying, Technology by Unique or its Affiliates: one-half of one percent (.5%) of Net Revenues received.

         (b) Use of processes included in, and manufacture, use and sale of equipment and products embodying, Technology by Persons other than Unique or its Affiliates: five and one-half percent (5.5%) of Net Royalties received from such person.

2. "Net Revenues" shall mean the aggregate revenue received by Unique and its Affiliates with respect to the use of processes included in, and the manufacture, use and sale of equipment and products embodying, Technology (including, without limitation, revenue received from the sale of services). In the case of sales of equipment and products, Net Revenues shall mean the aggregate price invoiced to a customer, less quantity and cash discounts and credits for returns actually allowed, and less sales, use and other similar taxes and transportation, delivery


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         and insurance charges borne by the seller. With respect to sales to
         Affiliates, Net Revenues shall be deemed to be the Net Revenues which would be charged at arm's-length to a third-party customer for the same equipment or products under comparable commercial conditions. If royalty-bearing equipment or products are sold as a part of a larger system, the Net Revenues shall be the greater of (i) the Net Revenues which would be charged for such equipment or products if sold alone at arm's-length to a third party customer under comparable commercial conditions and (ii) the Net Revenues for the entire system multiplied by the manufacturing cost for the royalty-bearing equipment or products included therein and divided by the manufacturing cost for the entire system.

3. "Net Royalties" shall mean the aggregate licensing or sublicensing fees, royalties or similar income received during the relevant period and derived directly or indirectly from the licensing, sublicensing or other grant of a right to use Technology in any manner, less sales, use and other similar taxes with respect to such fees, royalties or income actually paid by Unique other than to Alcanint.

4. The obligation of Unique to pay royalties to Alcanint hereunder (including, for purposes of this calculation, royalties paid pursuant to the Prior Agreement) shall be limited to Ten Million Dollars ($10,000,000) (the "Initial Cap") in the

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         aggregate, provided that, on each anniversary of the date of the Prior
         Agreement, that portion of the Initial Cap remaining unpaid shall be adjusted for inflation according to the national consumer price index for the immediately preceding year as published by the U.S. Department of Labor, Bureau of Labor Statistics, or similar U.S. government agency succeeding to such responsibility; and provided, further, that for purposes of the foregoing calculation, royalty payments shall be deemed to equal the amount of such payments actually received by Alcanint after the deduction of any Patent Expenses pursuant to Section 4.2 of the Agreement. In addition, in no event shall any royalties be payable hereunder in respect of any Net Revenues or Net Royalties following the expiration of the Term set forth in Section 6.1 of this Agreement.

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